UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 under the

Securities Exchange Act Of 1934

For the month of November 2019

Commission File Number 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

2

TABLE OF CONTENTS

Exhibit No.

99.1	English language summary of Official Notice No. 5508-2019-SMV/11.1 from the Securities Market Superintendency (“SMV”) of Peru to Credicorp Ltd.
99.2	English language translation of letter published on November 18, 2019 via Twitter.
99.3	Press Release published on the investor relations website of Credicorp Ltd. on November 18, 2019.
99.4	English language translation of interview published in the El Comercio newspaper on November 19, 2019.
99.5	English language translation of email from SMV to the Lima Stock Exchange (“BVL”).
99.6	English language translation of letter from BVL to Credicorp Ltd.
99.7	English language translation of letter from Credicorp Ltd. to SMV.
99.8	English language translation of Notice by SBS.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2019

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Böttger
Name: Miriam Böttger
Title: Authorized Representative

4